=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 3)1

                                Solexa, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  83420X105
                ------------------------------------------------
                               (CUSIP Number)

                              Allison Bennington
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                               January 19, 2006
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                             Page 2 of 43
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*                                   WC*

-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                British Virgin Islands

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                             Page 4 of 43
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                             Page 5 of 43
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                             Page 6 of 43
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                             Page 7 of 43
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                              Page 8 of 43
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                              Page 9 of 43
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,043,270**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,043,270**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,043,270**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.4%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 83420X105                                              Page 9 of 43
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   G. Mason Morfit
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,890**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,890**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,890**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than 1%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

THE PURPOSE OF THIS AMENDMENT NO. 3 TO SCHEDULE 13D IS TO AMEND THE OWNERSHIP REPORTS OF THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

Item 1.     Security and Issuer

      This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Solexa, Inc., a Delaware corporation
(the "Issuer"). The address of the principal executive offices of the Issuer is 25861 Industrial Blvd, Hayward, CA 94545.

Item 2.     Identity and Background

      This statement is filed jointly by (a) ValueAct Capital Master Fund, L.P. ("ValueAct Master Fund"), (b) VA Partners, L.L.C. ("VA Partners"), (c) ValueAct Capital Management, L.P. ("ValueAct Management L.P. "), (d) ValueAct Capital Management, LLC ("ValueAct Management LLC"), (e) Jeffrey
W. Ubben, (f) George F. Hamel, Jr., (g) Peter H. Kamin and (h) G. Mason Morfit (collectively, the "Reporting Persons").

       ValueAct Master Fund is a limited partnership organized under the laws of the British Virgin Islands. ValueAct Master Fund has a principal business addres of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      VA Partners is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Master Fund. VA Partners has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

      ValueAct Management L.P. is a Delaware limited partnership which renders management services to ValueAct Master Fund. ValueAct Management LLC is a Delaware limited liability company, the principal business of which is to serve as the General Partner to ValueAct Management L.P. Each has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133.

     (a), (b) and (c). Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners and ValueAct Management LLC, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Messr. Morfit is a Non-Managing Member, sometimes referred to herein as a "Member" of VA Partners and ValueAct Management LLC. Each Managing Member and Member is a United States citizen and has a principal business address of 435 Pacific Avenue, Fourth Floor, San Francisco, CA
94133.

     (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

      The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make the purchases were $1,500,005.00.

Item 4.     Purpose of Transaction

      The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

      In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of
Schedule 13D.

               In a Securities Purchase Agreement dated as of November 18, 2005 (the "Purchase Agreement") by and among the Issuer, ValueAct Master Fund and various other investors (the "Investors") for a private placement of common stock and warrants to purchase common stock. Pursuant to the Purchase Agreement, the Issuer sold approximately 3,851,840 shares of common stock and warrants to purchase up to approximately 1,348,145 shares of common stock on November 23, 2005 in a first closing (the "First Closing"). And an additional 6,148,160 shares of common stock and warrants to purchase up to approximately 3,151,855 shares of common stock in a second closing (the "Second Closing"). At the First Closing, which occurred on November 23, 2005, ValueAct Master Fund purchased 0 of the Issuer's common stock and warrants to purchase 0 shares of the Issuer's common stock. At the Second Closing, which occurred on January 19, 2006, ValueAct Master Fund purchased 230,770 of the Issuer's common stock at a price of $6.50 and warrants to purchase 80,770 shares of the Issuer's common stock with an exercise price of $7.50 per share.

         The foregoing description of certain provisions of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 2.

      The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.     Interest in Securities of the Issuer

(a) and (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by ValueAct Master Fund are also reported as beneficially owned by (i) VA Partners, as General Partner of each such investment partnership,(ii) ValueAct Management L.P. as the manager of each such investment partnership, (iii) ValueAct Management LLC, as General Partner of ValueAct Management L.P. and (iv) the Managing Members as controlling persons of VA Partners and ValueAct Management LLC. VA Partners, ValueAct Management LLC and the Managing Members also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the ValueAct Master Fund is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock, with VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing Members.

     As of the date hereof, ValueAct Master Fund is the beneficial owner of 3,043,270 shares of Common Stock (which includes warrants to purchase 937,500 shares of common stock), representing approximately 8.4% of the Issuer's outstanding Common Stock. VA Partners, ValueAct Management L.P., ValueAct Management LLC and the Managing Members may each be deemed the beneficial owner of an aggregate of 3,043,270 shares of Common Stock (which includes warrants to purchase 937,500 shares of common stock), representing approximately 8.4% of the Issuer's outstanding Common Stock. Mr. Morfit is the beneficial owner of 2,890 shares of Common Stock, acquired as director of the Issuer and under an agreement with ValueAct Master Fund, Messr. Morfit is deemed to hold the stock for the benefit of ValueAct Master Fund, and indirectly for VA Partners, LLC as general partner of ValueAct Master Fund, representing less than 1% of the Issuer's outstanding Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 36,300,335 outstanding shares of Common Stock reported as of January 20, 2006.

 (c) The following transactions in the Issuer's Common Stock were effected by the Reporting Persons during the sixty (60) days preceding the date of this report.

Reporting Person          Trade Date     Shares      Price/Share
----------   	        ---------      -------     -----------
ValueAct Master Fund      01/19/2006      230,770        $6.50
G. Mason Morfit           01/13/2006        2,890        $10.74

 (d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1) Joint Filing Agreement
(2) Securities Purchase Agreement

                                  SIGNATURE
              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  January 30, 2006        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  January 30, 2006        Peter H. Kamin, Managing Member


                              By:    /s/  G. Mason Morfit
                                --------------------------------------
Dated:  January 30, 2006        G. Mason Morfit, Member

                                 Exhibit 1
JOINT FILING UNDERTAKING
The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Solexa, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                           ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member



                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member



                               ValueAct Capital Management, L.P.,
                               by, ValueAct Capital Management, LLC
                               its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member



                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  January 30, 2006        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 30, 2006        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  January 30, 2006        Peter H. Kamin, Managing Member


                              By:    /s/  G. Mason Morfit
                                --------------------------------------
Dated:  January 30, 2006        G. Mason Morfit, Member

                                    Exhibit 2
                                   SOLEXA, INC.

                          SECURITIES PURCHASE AGREEMENT

      THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") is made as of November 18, 2005, by and among SOLEXA, INC., a Delaware corporation (the "Company") with its principal office at 25861 Industrial Boulevard, Hayward, California 94545, and the individuals and entities identified on the signature pages hereto (the "Purchasers").

                                   RECITALS

      WHEREAS, the Company has authorized the sale and issuance of the Common Shares and the Warrants (each as defined herein);

      WHEREAS, the Company and the Purchasers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D, as promulgated by the SEC (as defined herein) under the Securities Act (as defined herein);

      WHEREAS, at the First Closing (as defined herein), the Company desires to sell, and each Purchaser desires severally, and not jointly, to purchase, the Shares and the Warrants, each as indicated below such Purchaser's name on the applicable signature page of this Agreement upon the terms and conditions stated in this Agreement and at the Second Closing (as defined herein), if Stockholder Approval (as defined herein) is obtained, each Purchaser hereto desires severally, and not jointly, to purchase, the Shares and the Warrants, each as indicated below such Purchaser's name on the applicable signature page of this Agreement upon the terms and conditions stated in this Agreement;

      WHEREAS, concurrent with the execution and delivery of this Agreement, as a material inducement to the Purchasers to enter into this Agreement, certain principal stockholders of the Company are entering into a Voting Agreement, in the form attached hereto as Exhibit F; and

      NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                              Article 1

           AUTHORIZATION AND SALE OF COMMON SHARES AND WARRANTS

1.1 Authorization. The Company has authorized (a) the sale and issuance of up to ten million (10,000,000) shares (the "Common Shares") of Company's common stock, par value $0.01 per share (the "Common Stock") at a price per shares of six dollars and fifty cents ($6.50) and (b) the sale and issuance of warrants, in the form attached hereto as Exhibit A, (the "Warrants"), to purchase up to three million five hundred thousand (3,500,000) shares of the Common Stock, at a price per share of seven dollars and fifty cents ($7.50) (the "Warrant Price") pursuant to this Agreement. The shares of Common Stock issuable upon exercise of or otherwise pursuant to the Warrants are referred to herein as the "Warrant Shares. " The Common Shares and the Warrant Shares are collectively referred to herein as the "Shares." The Shares and the Warrants are collectively referred to herein as the "Securities."

              (a) First Closing. Subject to the terms and conditions of this Agreement, including without limitation, the conditions set forth in
Article 5 and Article 6 of this Agreement (excluding Stockholder Approval in Section 7.8), there shall be a closing at which the Company shall issue and sell, and each Purchaser, shall severally, and not jointly, purchase, the number of shares of Common Stock and the number of Warrants, in each case, in the respective amounts indicated below such Purchaser's name on the applicable signature page of this Agreement, in exchange for the cash consideration set forth as the "First Closing Purchase Price" indicated below such Purchaser's name on the signature page of this Agreement (the "First Closing").

(b) Second Closing. Subject to the terms and conditions of this Agreement, including without limitation, the conditions set forth in
Article 5 and Article 6 of this Agreement (including Stockholder Approval in Section 7.8), at the Second Closing, there shall be a closing at which the Company shall issue and sell, and each Purchaser, shall severally, and not jointly, purchase, the number of shares of Common Stock and the number of Warrants, in each case, in the respective amounts indicated below such Purchaser's name on the signature page of this Agreement, in exchange for the cash consideration set forth as the "Second Closing Purchase Price" indicated below such Purchaser's name on the applicable signature page of this Agreement (the "Second Closing").

                              Article 2

                        CLOSING DATES; DELIVERY

       2.1 Closing Dates. Delivery.

			Location. The First Closing and Second Closing of the purchase and sale of the Common Shares and Warrants hereunder (together, the "Closings") shall be held at the offices of Cooley Godward LLP ("Cooley Godward"), 3175 Hanover Street, Palo Alto, California 94304, or at such other location upon which the Company and the Purchasers purchasing a majority of the Common Shares at the applicable Closing shall agree, on the applicable Closing Date.

(c) First Closing. Subject to the satisfaction (or waiver) of the conditions thereto set forth in Article 5 and Article 6 of this Agreement, on the date hereof or at such other time and place upon which the Company and the Purchasers purchasing a majority of the Common Shares at the First Closing shall agree, the Company will deliver or cause to be delivered to each Purchaser, a duly executed Warrant and a certificate representing the number of Common Shares purchased by such Purchaser, registered in the Purchaser's name as indicated on the Stock Certificate Questionnaire in the form attached hereto as Exhibit B-1. Such delivery shall be against payment of the purchase price therefor by each such Purchaser as set forth as the "First Closing Purchase Price" below their respective names on the signature page attached hereto by wire transfer of immediately available funds to the Company in accordance with the Company's written wiring instructions. The date of the First Closing is hereinafter referred to as the "First Closing Date."

(d) Second Closing. Subject to the satisfaction (or waiver) of the conditions thereto set forth in Article 5 and Article 6 of this Agreement, on the date one (1) business day following the Company's receipt of the Stockholder Approval (as defined herein), or at such other time and place upon which the Company and the Purchasers purchasing a majority of the Common Shares at the Second Closing shall agree, the Company will deliver or cause to be delivered to each Purchaser, a duly executed Warrant and a certificate representing the number of Common Shares purchased by such Purchaser, registered in the Purchaser's name as indicated on the Stock Certificate Questionnaire in the form attached hereto as Exhibit B-1. Such delivery shall be against payment of the purchase price therefor by each such Purchaser as set forth as the "Second Closing Purchase Price" below their names on the signature page attached hereto by wire transfer of immediately available funds to the Company in accordance with the Company's written wiring instructions. The date of the Second Closing is hereinafter referred to as the "Second Closing Date."

                              Article 3

             Representations and Warranties of the Company

       Except as set forth on the Disclosure Schedule delivered by the Company to the Purchasers herewith, the Company represents and warrants to the Purchasers on and as of the date hereof and on the applicable Closing
Date:

       3.1 Organization and Standing. The Company is a corporation duly organized and validly existing under, and by virtue of, the laws of the State of Delaware and is in good standing as a domestic corporation under the laws of said state. The Company does not own or control any equity security or other interest of any corporation, limited partnership or other business entity.

       3.2 Corporate Power; Authorization. The Company has all requisite legal and corporate power and has taken all requisite corporate action to execute and deliver this Agreement, to sell and issue the Common Shares and Warrants, to issue the Warrant Shares upon exercise of the Warrants in accordance with the terms of such Warrants, and to carry out and perform all of its obligations under this Agreement. This Agreement constitutes, and upon execution and delivery by the Company of the Warrants, the Warrants will constitute, legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (b) as limited by equitable principles generally. The execution and delivery of this Agreement does not, and the performance of this Agreement and the compliance with the provisions hereof, the issuance, sale and delivery of the Common Shares and the Warrants by the Company will not materially conflict with, or result in a material breach or violation of the terms, conditions or provisions of, or constitute a material default under, or result in the creation or imposition of any material lien pursuant to the terms of, the Amended and Restated Certificate of Incorporation, as amended (the "Restated Certificate") or Bylaws of the Company or any statute, law, rule or regulation or any state or federal order, judgment or decree or any indenture, mortgage, lease or other material agreement or instrument to which the Company or any of its properties is subject.

       3.3 Issuance and Delivery of the Shares. When issued in compliance with the provisions of this Agreement and the Restated Certificate, the Common Shares will be validly issued, fully paid and nonassessable. Upon exercise of the Warrants in accordance with the terms thereof, the Warrant Shares will be validly issued, fully paid and nonassessable. The issuance and delivery of the Common Shares and the Warrants is not subject to preemptive or any other similar rights of the stockholders of the Company or any liens or encumbrances.

       3.4 SEC Documents; Financial Statements. The Company has filed in a timely manner all documents that the Company was required to file with the Securities and Exchange Commission (the "SEC") under Sections 13, 14(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the twelve (12) months preceding the date of this Agreement. As of their respective filing dates, all such documents filed by the Company with the SEC (the "SEC Documents") complied in all material respects with the requirements of the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), as applicable. None of the SEC Documents as of their respective dates contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, recurring adjustments or to the extent that such unaudited statements do not include footnotes).

       3.5 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state, or local governmental authority on the part of the Company is required in connection with the consummation of the transactions contemplated by this Agreement except for (a) compliance with the securities and blue sky laws in the states in which the Common Shares and Warrants are offered and/or sold, which compliance will be effected in accordance with such laws, (b) the filing of the Registration Statement (as defined herein) and all amendments thereto with the SEC as contemplated by
Section 7.2 of this Agreement and (c) the filing of a Form D pursuant to Securities and Exchange Commission Regulation D.

       3.6 No Material Adverse Change. Except as otherwise disclosed herein or in the SEC Documents, since December 31, 2004, there have not been any changes in the assets, liabilities, financial condition, business prospects or operations of the Company from that reflected in the Financial Statements except changes in the ordinary course of business which have not been, either individually or in the aggregate, materially adverse.

       3.7 Authorized Capital Stock. The authorized capital stock of the Company consists of (a) sixty million (60,000,0000) shares of Common Stock, $0.01 par value, of which, as of November 18, 2005, twenty-six million one hundred eight thousand two hundred eighty six (26,108,286) shares were outstanding, and (b) two million (2,000,000) shares of Preferred Stock, $0.01 par value, none of which shares is currently outstanding. Except as described on Schedule 3.7 of the Disclosure Schedule, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement.

       3.8 Litigation. Except as disclosed in the SEC Documents, there are no actions, suits proceedings or investigations pending or, to the best of the Company's knowledge, threatened against the Company or any of its properties before or by any court or arbitrator or any governmental body, agency or official in which there is a reasonable likelihood (in the judgment of the Company) of an adverse decision that (a) could have a material adverse effect on the Company's properties or assets or the business of the Company as currently conducted or (b) could impair the ability of the Company to perform in any material respect its obligations under this Agreement.

       3.9 Eligibility to Use Form S-3. The Company is eligible to use Form S-3 for the registration of its securities under the Securities Act which are offered in transactions involving secondary offerings.

       3.10 Company not an "Investment Company." The Company has been advised of the rules and requirements under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company is not, and immediately after receipt of payment for the Shares will not be, an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act and shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

       3.11 NASDAQ Compliance.  The Common Stock is registered pursuant to
Section 12(g) of the Exchange Act and is listed on The Nasdaq Stock Market, Inc. Capital Market (the "Nasdaq Capital Market"), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or de-listing the Common Stock from the Nasdaq Capital Market, nor has the Company received any notification that the SEC or the National Association of Securities Dealers, Inc. (the "NASD") is contemplating terminating such registration or listing.

       3.12 Use of Proceeds. The proceeds of the sale of the Common Shares and the Warrants hereunder shall be used by the Company for working capital and general corporate purposes.

       3.13 Brokers and Finders. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or a Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, other than SG Cowen & Co., LLC as lead placement agent and Leerink, Swann & Company as co-placement agent.

       3.14 No Directed Selling Efforts or General Solicitation. Neither the Company nor any person or entity acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

       3.15 No Integrated Offering. Neither the Company nor any of its Affiliates, nor any person or entity acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the Securities Act.

       3.16 Private Placement. The offer and sale of the Securities to the Purchasers as contemplated hereby is exempt from the registration requirements of the Securities Act.

       3.17 Internal Accounting Controls. Except as described in the SEC Document, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

       3.18 Sarbanes-Oxley; Disclosure Controls and Procedures. To its knowledge, the Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 that are applicable to it or any of its subsidiaries. Except as disclosed in the SEC Documents, the Company has established and maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are effective in all material respects to ensure that material information relating to the Company, including any of its subsidiaries, is made known to its chief executive officer and chief financial officer by others within those entities. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures as of the end of the period covered by the most recently filed quarterly or annual periodic report under the Exchange Act (such date, the "Evaluation Date"). The Company presented in its most recently filed quarterly or annual periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal controls over financial reporting (as defined in Item 307(b) of Regulation S-K under the Exchange Act) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls over financial reporting.

       3.19 Intellectual Property.

                (a) "Intellectual Property" shall mean patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information and other proprietary rights and processes.

              (b) Except as disclosed in the SEC Documents and to the knowledge of the Company, the Company owns or has the valid right to use all of the Intellectual Property that is necessary for the conduct of the Company's business as currently conducted or as currently proposed to be conducted as described in the SEC Documents, free and clear of all material liens and encumbrances.

              (c) Except as disclosed in the SEC Documents, the conduct of the Company's business as currently conducted does not infringe or otherwise conflict with (collectively, "Infringe") any Intellectual Property rights of any third party or any confidentiality obligation owed by the Company to a third party, and, to the knowledge of the Company, the Intellectual Property and confidential information of the Company are not being Infringed by any third party.

              (d) Each employee, consultant and contractor of the Company who has had access to confidential information of the Company that is necessary for the conduct of Company's business as currently conducted or as currently proposed to be conducted has executed an agreement to maintain the confidentiality of such confidential information and has executed appropriate agreements that are substantially consistent with the Company's standard forms thereof.

       3.20 Questionable Payments. Neither the Company nor, to the knowledge of the Company, any of its current or former stockholders, directors, officers, employees, agents or other persons acting on behalf of the Company, has on behalf of the Company or in connection with its business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity;
(b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

3.21 Transactions with Affiliates. Except as disclosed in the SEC Documents and as contemplated pursuant to this Agreement, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or to a presently contemplated transaction

(other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act.

       3.22 Disclosure. Except as disclosed on Schedule 3.21 of the Disclosure Schedule, the information contained in the Exchange Act Documents as of the date hereof and as of the applicable Closing Date, did not and shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. For purposes herein, "Exchange Act Documents" are the documents filed by the Company under the Exchange Act, since the end of its most recently completed fiscal year through the date hereof, including, without limitation, its most recent report on Form 10-K. The Company confirms that neither the Company nor, to the Company's knowledge, any other person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that constitutes or would reasonably be expected to constitute material, non-public information other than those Purchasers listed on Schedule 5.5 or Purchasers who have executed a written agreement regarding the confidentiality and use of such information. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in
Article IV hereof.

3.22 Dilution; Sales By Purchasers. The Company acknowledges that the issuance of the Securities may result in dilution of the outstanding shares of Common Stock, which dilution may be substantial under certain market conditions. The Company further acknowledges that its obligations under this Agreement and the Warrant, including without limitation its obligation to issue the Warrant, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Section 4.5 hereof and pursuant to those certain Amended and Restated Support Agreements, dated as of the date hereof), it is understood and agreed by the Company (i) that none of the Purchasers have been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that future open market or other transactions by any Purchaser, including short sales, and specifically including, without limitation, short sales or "derivative" transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company's publicly-traded securities; (iii) that any Purchaser, and counter parties in "derivative" transactions to which any such Investor is a party, directly or indirectly, presently may have a "short" position in the Common Stock, and (iv) that each Purchaser shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction.

                              Article 4

         REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASERS

       Each Purchaser hereby severally, and not jointly, represents and warrants to the Company on and as of the date hereof and on the applicable Closing Date:

       4.1 Authorization. Purchaser represents and warrants to the Company that: (a) Purchaser has all requisite legal and corporate or other power and capacity and has taken all requisite corporate or other action to execute and deliver this Agreement, to purchase the Common Shares and the Warrants to be purchased by it and to carry out and perform all of its obligations under this Agreement; and (b) this Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights generally and (ii) as limited by equitable principles generally.

       4.2 Investment Experience. Purchaser is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Purchaser is aware of the Company's business affairs and financial condition and has had access to and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Common Shares and the Warrants. Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Common Shares and Warrants.

       4.3 Investment Intent. Purchaser is purchasing the Common Shares and the Warrants for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act, other than as contemplated by Article 7. Purchaser understands that its acquisition of the Common Shares and the Warrants has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein. Purchaser has completed or caused to be completed the Purchaser Questionnaire attached hereto as Exhibit B-2 (or has provided the information requested thereon in the form otherwise acceptable to the Company) for use in preparation of the Registration Statement, and the responses provided therein shall be true and correct as of the applicable Closing Date and will be true and correct as of the effective date of the Registration Statement. Purchaser, in connection with its decision to purchase the Common Shares and the Warrants, has relied solely upon the SEC Documents and the representations and warranties of the Company contained herein. Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Securities except in compliance with the Securities Act, and the rules and regulations promulgated thereunder.

       4.4 Registration or Exemption Requirements. Purchaser further acknowledges and understands that the Securities may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available.

       4.5 Dispositions.

              (a) Purchaser will not, prior to the effectiveness of the Registration Statement (as defined below), if then prohibited by law or regulation: (a) sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a "Disposition") the Securities; or (b) engage in any hedging or other transaction which is designed or could reasonably be expected to lead to or result in a Disposition of the Securities by such Purchaser or an affiliate. In addition, Purchaser agrees that for so long as it owns any Common Shares, it will not enter into any short sale of Shares executed at a time when the Purchaser has no equivalent offsetting long position in the Common Shares. For purposes of determining whether the Purchaser has an equivalent offsetting long position in the Common Shares, shares that the Purchaser is entitled to receive within sixty (60) days (whether pursuant to contract or upon conversion or exercise of convertible securities) will be included as if held long by the Purchaser.

              (b) Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, engaged in any transactions in the Company's securities (including, without limitation, any Short Sales involving the Company's securities) since the time that such Purchaser was first contacted by the Company, SG Cowen & Co., LLC, Leerink, Swann & Company, or any other Person regarding the transactions contemplated hereby. Such Purchaser covenants that neither it nor any Person acting on its behalf or pursuant to any understanding with it will engage in any transactions in the Company's securities (including, without limitation, any Short Sales involving the Company's securities) prior to the time that the transactions contemplated by this Agreement are publicly disclosed.

       For purposes of this Section 4.5(b), (i) "Person" shall include, without limitation, any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company or joint stock company and (ii) "Short Sales" shall include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker-dealers or foreign regulated brokers.

       4.6 No Legal, Tax or Investment Advice. Purchaser understands that nothing in this Agreement or any other materials presented to Purchaser in connection with the purchase and sale of the Common Shares and the Warrants constitutes legal, tax or investment advice. Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Common Shares and the Warrants.

       4.7 Confidentiality. Purchaser will hold in confidence all information concerning this Agreement and the placement of the Securities hereunder until the earlier of such time as (a) the Company has made a public announcement concerning the Agreement and the placement of the Securities hereunder, which announcement shall be made in a press release pursuant to Section 7.9, or (b) this Agreement is terminated.

       4.8 Residency. Purchaser's principal executive offices are in the jurisdiction set forth immediately below Purchaser's name on the applicable signature page attached hereto.

       4.9 Governmental Review. Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Shares or the Warrants.

       4.10 Legend. Purchaser understands that, until such time as the Registration Statement has been declared effective or the Securities may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Securities may bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against transfer of the certificates for the Shares):

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR IN ANY OTHER JURISDICTION. THE SECURITIES REPRESENTED HEREBY MAY NOT BE OFFERED, SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS UNLESS OFFERED, SOLD OR TRANSFERRED PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THOSE LAWS. "

              (a) The Company agrees that following the effectiveness of the Registration Statement or at such time as such legend is no longer required under this Section 4.10, it will, no later than three business days following the delivery by a Purchaser to the Company or the Company's transfer agent of a certificate representing Common Shares or Warrant Shares, as applicable, issued with a restrictive legend and a signed and completed notice of sale in substantially the form of Exhibit E attached hereto (such third Trading Day, the "Legend Removal Date"), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from any legend referring to the Securities Act. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section. Certificates for Securities subject to legend removal hereunder shall be transmitted by the transfer agent of the Company to the Purchasers by crediting the account of the Purchaser's prime broker with the Depository Trust Company System. All costs and expenses related to the removal of the legends and the reissuance of any Securities shall be borne by the Company.

                      (b) Each Purchaser, severally and not jointly with the other Purchasers, agrees that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 4.10 is predicated upon the Company's reliance that the Purchaser will sell any Securities pursuant to either (i) the registration requirements of the Securities Act, and such Purchaser shall have delivered a current prospectus in connection with such sale; unless constructive delivery is permitted at the time pursuant to Rule 172 under the Securities Act ("Rule 172") is then in effect, such Purchaser shall have confirmed that a current prospectus is deemed to be delivered in connection with such sale, or (ii) an exemption therefrom.

       4.11 Foreign Investors. If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Common Shares and the Warrants or any use of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of the Common Shares and the Warrants, (b) any foreign exchange restrictions applicable to such purchase or acquisition, (c) any government or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. Purchaser's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of Purchaser's jurisdiction.

                              Article 5

            CONDITIONS TO CLOSING OBLIGATIONS OF PURCHASERS

       Each Purchaser's obligation to purchase the Common Shares and the Warrants at the relevant Closing is, at the option of such Purchaser, subject to the fulfillment or waiver as of the relevant Closing Date of the following conditions:

       5.1 Representations and Warranties. The representations and warranties made by the Company in Article 3 hereof qualified as to materiality shall be true and correct at all times prior to and on the applicable Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and the representations and warranties made by the Company in Article 3 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the applicable Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

       5.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the applicable Closing Date shall have been performed or complied with in all material respects.

       5.3 Certificates. The Company shall deliver or cause to be delivered to the Purchasers duly executed certificates for the Common Shares and the Warrants (in such denominations as set forth below each Purchaser's name on the applicable signature page attached hereto.)

       5.4 Legal Opinion. The Purchasers shall have received on the applicable Closing Date an opinion of Cooley Godward, counsel for the

Company, dated the applicable Closing Date, in substantially the form of Exhibit C.

       5.5 Voting Agreement. A Voting Agreement, in the form of Exhibit F shall have been executed by each of the entities set forth on Schedule 5.5.

       5.6 Listing. The Company shall have complied with all requirements with respect to the listing of the Shares on the Nasdaq Capital Market, except for such requirements not required until after the issuance of the Shares, such requirements to be complied with promptly after the applicable Closing.

       5.7 Officer's Certificate. The Company shall have delivered a Certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the applicable Closing Date, certifying to the fulfillment of the conditions specified in Sections
5.1 and 5.2.

       5.8 Judgments. No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby.

       5.9 Secretary's Certificate. The Company shall have delivered a Certificate, executed on behalf of the Company by its Secretary or Chief Financial Officer, dated as of the applicable Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the issuance of the Securities, certifying the current versions of the Restated Certificate and Bylaws of the Company and certifying as to the signatures and authority of persons signing this Agreement and related documents on behalf of the Company.

       5.10 Stop Orders. No stop order or suspension of trading shall have been imposed by the Nasdaq Capital Market, the SEC or any other governmental regulatory body with respect to public trading in the Common Stock.

       5.11 Stockholder Approval. In the case of the Second Closing, the Company shall have obtained Stockholder Consent prior to the 120th day following the date hereof.

                              Article 6

              CONDITIONS TO CLOSING OBLIGATIONS OF COMPANY

       The Company's obligation to sell and issue the Common Shares and the Warrants at the relevant Closing is, at the option of the Company, subject to the fulfillment or waiver of the following conditions:

       6.1 Receipt of Payment. The Purchasers shall have delivered payment of the purchase price to the Company for the Common Shares and the Warrants being issued at the applicable Closing.

       6.2 Representations and Warranties. The representations and warranties made by the Purchasers in Article 4 hereof qualified as to materiality shall be true and correct at all times prior to and on the applicable Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and, the representations and warranties made by the Purchasers in
Article 4 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the applicable Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such earlier date.

       6.3 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchasers on or prior to the applicable Closing Date shall have been performed or complied with in all material respects.

       6.4 Delivery of Purchaser Questionnaire. The Company shall have received from each Purchaser a fully completed Purchaser Questionnaire in the form attached hereto as Exhibit B (or shall have received the information requested thereon in the form otherwise acceptable to the Company) prior to the Second Closing for the Company's use in preparing the Registration Statement pursuant to Article 7 below; provided, however, in the event that the Second Closing does not take place, such Purchaser Questionnaire (or the information requested thereon in the form otherwise acceptable to the Company) shall have been received from each Purchaser within ten (10) days following notification by the Company of the filing of such Registration Statement.
                              Article 7

                              COVENANTS

        7.1 Definitions.  For the purpose of this Article 7:

              (a) the term "Registration Statement" shall mean any registration statement required to be filed by Section 7.2 below, and shall include any preliminary prospectus, final prospectus, exhibit or amendment included in or relating to such registration statements; and

              (b) the term "Registrable Shares" shall mean all of the Common Shares issued pursuant to this Agreement and the Warrant Shares issuable upon exercise of the Warrants issued pursuant to this Agreement.

       7.2 Registration Procedures and Expenses.  The Company shall:

(a) use its best efforts to file a Registration Statement with the SEC within ten (10) days following the Second Closing Date, but in no event after the date that is eighty (80) days after the First Closing Date (the "Filing Date"), to register the Registrable Shares and shares of the Common Stock listed on Schedule 7.2 attached hereto on Form S-3 under the Securities Act (providing for shelf registration of such Registrable Shares and shares of the Common Stock listed on Schedule 7.2 under SEC Rule
415) or on such other form which is appropriate to register such

Registrable Shares for resale from time to time by the Purchasers; provided, however, if a Registration Statement covering the Registrable Shares is not filed with the SEC on or prior to the Filing Date, the Company will make payments to each Holder, as liquidated damages and not as a penalty, in an amount equal to one percent (1%) of the aggregate purchase price paid by such Holder for the Common Shares purchased hereunder for each 30 day period (or a portion thereof) following the date by which such Registration Statement should have been filed for which no Registration Statement is filed with respect to the Registrable Securities;

              (b) use its best efforts, subject to receipt of necessary information from the Purchasers, to cause any such Registration Statement filed pursuant to Section 7.2(a) above to become effective as promptly after filing of such Registration Statement as practicable but in any event by the date that is one hundred (100) days following the First Closing Date; provided, however, that in the event that a Registration Statement is reviewed by the SEC, then such date shall be the date that is one hundred fifty (150) days following the First Closing Date; If (i) the Company fails to file with the SEC a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five business days of the date that the Company is notified (orally or in writing, whichever is earlier) by the SEC that a Registration Statement will not be "reviewed, " or is not subject to further review, or (ii) the Registration Statement has not been declared effective by the appropriate date in the preceding sentence, then the Company will make payments to each Holder, as liquidated damages and not as a penalty, in an amount equal to one percent (1%) of the aggregate purchase price paid by such Holder for the Common Shares purchased hereunder for each thirty (30) day period (or a portion thereof) following the date by which such Registration Statement should have been effective as described above had the Company used its best efforts to have the Registration Statement declared effective;

              (c) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective until termination of such obligation as provided in Section 7.5 below, subject to the Company's right to suspend pursuant to Section 7.4;

              (d) furnish to each Purchaser (and to each underwriter, if any, of such Registrable Shares) such number of copies of prospectuses in conformity with the requirements of the Securities Act and such other documents as the Purchasers may reasonably request, in order to facilitate the public sale or other disposition of all or any of the Registrable Shares by the Purchasers, including a copy of the prospectus to be furnished to each Purchaser pursuant to Section 7.2(g);

              (e) file such documents as may be required of the Company for normal securities law clearance for the resale of the Registrable Shares in such states of the United States as may be reasonably requested by each Purchaser; provided, however, that the Company shall not be required in connection with this paragraph (e) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

(e) upon notification by the SEC that that the Registration
Statement will not be reviewed or is no longer subject to further review and comments by the SEC, the Company shall within five business days request acceleration of such Registration Statement such that it becomes effective at 5:00 p.m. New York Time on the date that effectiveness is requested (the "Effective Date");

              (g) deliver to each Purchaser, by 9:00 a.m. New York time on the day following the Effective Date, without charge, an electronic copy of each prospectus or prospectuses (including each form of prospectus) and each amendment or supplement thereto. The Company hereby consents to the use of such prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such prospectus and any amendment or supplement thereto;

              (h) advise each Purchaser promptly:

(i) of the effectiveness of the Registration
Statement or any post-effective amendments thereto;

(ii) of any request by the SEC for amendments to the Registration Statement or amendments to the prospectus or for additional information relating thereto;

(iii) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Shares for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes; and

                      (iv) of the existence of any fact and the happening of any event that makes any statement of a material fact made in the Registration Statement, the prospectus and amendment or supplement thereto, or any document incorporated by reference therein, untrue, or that requires the making of any additions to or changes in the Registration Statement or the prospectus in order to make the statements therein not misleading;

              (i) use its best efforts to cause all Registrable Shares to be listed on each securities exchange, if any, on which equity securities by the Company are then listed;

              (j) bear all expenses in connection with the procedures in paragraphs (a) through (I) of this Section 7.2 and the registration of the Registrable Shares on such Registration Statement and the satisfaction of the blue sky laws of such states; and

              (k) otherwise use commercially reasonable efforts to make available to its security holders no later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve
(12) months, beginning after the effective date of each Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this subsection 7.2(k), "Availability Date" means the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

       7.3 Indemnification.

(a) The Company agrees to indemnify and hold harmless each Purchaser, the partners, members, officers and directors of each Purchaser and each person, if any, who controls such Purchaser within the meaning of the Securities Act or the Exchange Act, from and against any losses, claims, damages or liabilities to which they may become subject (under the Securities Act or otherwise) insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or arise out of any failure by the Company to fulfill any undertaking included in the Registration Statement and the Company will, as incurred, reimburse such Purchaser, partner, member, officer, director or controlling person for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that the Company shall not be liable in any such case to the extent that such loss, claim, damage or liability (collectively, "Loss") arises out of, or is based upon, an untrue statement or omission or alleged untrue statement or omission made in such Registration Statement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Purchaser, partner, member, officer, director or controlling person specifically for use in preparation of the Registration Statement or any breach of this Agreement by such Purchaser; and provided further, however, that the Company shall not be liable to any Purchaser of Registrable Shares (or any partner, member, officer, director or controlling person of such Purchaser) to the extent that any such Loss is caused by an untrue statement or omission or alleged untrue statement or omission made in any preliminary prospectus if either (i)(A) such Purchaser failed to send or deliver a copy of the final prospectus with or prior to, or, if Rule 172 is then in effect, such Purchaser failed to confirm that a final prospectus was deemed to be delivered prior to, the delivery of written confirmation of the sale by such Purchaser to the person asserting the claim from which such Loss resulted and (B) the final prospectus corrected such untrue statement or omission, (ii) (X) such untrue statement or omission is corrected in an amendment or supplement to the prospectus and (Y) having previously been furnished by or on behalf of the Company with copies of the prospectus as so amended or supplemented, or if Rule 172 is then in effect, notified by the Company that such amended or supplemented prospectus has been filed with the SEC, such Purchaser thereafter fails to deliver such prospectus as so amended or supplemented, with or prior to, or, if Rule 172 is then in effect, such Purchaser fails to confirm that the prospectus so amended or supplemented was deemed to be delivered prior to, the delivery of written confirmation of the sale of a Registrable Share to the person asserting the claim from which such Loss resulted or (iii) such Purchaser sold Registrable Shares in violation of such Purchaser's covenant contained in Section 7.4 of this Agreement.

              (b) Each Purchaser, severally and not jointly, agrees to indemnify and hold harmless the Company (and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each officer of the Company who signs the Registration Statement and each director of the Company), from and against any losses, claims, damages or liabilities to which the Company (or any such officer, director or controlling person) may become subject (under the Securities Act or otherwise), insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of, or are based upon, any breach of this Agreement by such Purchaser or any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in each case, on the effective date thereof, if, and to the extent, such untrue statement or omission or alleged untrue statement or omission was made in reliance upon and in conformity with written information furnished by or on behalf of such Purchaser specifically for use in preparation of the Registration Statement, and such Purchaser will reimburse the Company (and each of its officers, directors or controlling persons) for any legal or other expenses reasonably incurred in investigating, defending or preparing to defend any such action, proceeding or claim; provided, however, that in no event shall any indemnity under this Section 7.3(b) be greater in amount than the dollar amount of the proceeds (net of the amount of any damages such Purchaser has otherwise been required to pay by reason of such untrue statement or omission or alleged untrue statement or omission) received by such Purchaser upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

(b) Promptly after receipt by any indemnified person of a notice of a claim or the beginning of any action in respect of which indemnity is to be sought against an indemnifying person pursuant to this
Section 7.3, such indemnified person shall notify the indemnifying person in writing of such claim or of the commencement of such action, and, subject to the provisions hereinafter stated, in case any such action shall be brought against an indemnified person and such indemnifying person shall have been notified thereof, such indemnifying person shall be entitled to participate therein, and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified person. After notice from the indemnifying person to such indemnified person of its election to assume the defense thereof, such indemnifying person shall not be liable to such indemnified person for any legal expenses subsequently incurred by such indemnified person in connection with the defense thereof; provided, however, that if there exists or shall exist a conflict of interest that would make it inappropriate in the reasonable judgment of the indemnified person for the same counsel to represent both the indemnified person and such indemnifying person or any affiliate or associate thereof, the indemnified person shall be entitled to retain its own counsel at the expense of such indemnifying person; provided, further, that no indemnifying person shall be responsible for the fees and expense of more than one separate counsel for all indemnified parties. The indemnifying party shall not settle an action without the consent of the indemnified party, which consent shall not be unreasonably withheld.

              (d) If after proper notice of a claim or the commencement of any action against the indemnified party, the indemnifying party does not choose to participate, then the indemnified party shall assume the defense thereof and upon written notice by the indemnified party requesting advance payment of a stated amount for its reasonable defense costs and expenses, the indemnifying party shall advance payment for such reasonable defense costs and expenses (the "Advance Indemnification Payment") to the indemnified party. In the event that the indemnified party's actual defense costs and expenses exceed the amount of the Advance Indemnification Payment, then upon written request by the indemnified party, the indemnifying party shall reimburse the indemnified party for such difference; in the event that the Advance Indemnification Payment exceeds the indemnified party's actual costs and expenses, the indemnified party shall promptly remit payment of such difference to the indemnifying party.

              (e) If the indemnification provided for in this Section 7.3 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any losses, claims, damages or liabilities referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other, as well as any other relevant equitable considerations; provided, that in no event shall any contribution by an indemnifying party hereunder be greater in amount than the dollar amount of the proceeds (net of the amount of any damages such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission or alleged untrue statement or omission) received by such indemnifying party upon the sale of the Registrable Securities included in the Registration Statement giving rise to such indemnification obligation.

       7.4 Prospectus Delivery. Each Purchaser hereby covenants with the Company not to make any sale of the Registrable Shares without complying with Section 8.3. The Purchaser acknowledges that there may be times when the Company must suspend the use of the prospectus forming a part of the Registration Statement until such time as an amendment to the Registration Statement has been filed by the Company and declared effective by the SEC, or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act. The Purchaser hereby covenants that it will not sell any Registrable Shares pursuant to said prospectus during the period commencing at the time at which the Company gives the Purchaser written notice of the suspension of the use of said prospectus and ending at the time the Company gives the Purchaser written notice that the Purchaser may thereafter effect sales pursuant to said prospectus; provided that such suspension periods shall in no event exceed thirty (30) days in any twelve (12) month period and that, in the good faith judgment of the Company's Board of Directors, the Company would, in the absence of such delay or suspension hereunder, be required under state or federal securities laws to disclose any corporate development, a potentially significant transaction or event involving the Company, or any negotiations, discussions, or proposals directly relating thereto, in either case the disclosure of which would reasonably be expected to have a material adverse effect upon the Company or its stockholders; provided further, that the Company may suspend the use of the prospectus forming a part of the Registration Statement to the extent necessary to file any post-effective amendment to the Registration Statement in order to amend the table of selling stockholders within the Registration Statement to reflect transfers of the Securities pursuant to Sections 8.3(a) and 8.3(b). If, after the Registration Statement has been declared effective by the SEC, sales cannot be made pursuant to such Registration Statement, except as excused pursuant to this Section 7.4, then the Company will make pro rata payments to each Holder, as liquidated damages and not as a penalty, in an amount equal to one percent (1%) of the aggregate purchase price paid by such Holder for the Common Shares purchased hereunder for each thirty
(30) day period following the date sales cannot be made pursuant to such Registration Statement after it has been declared effective.

       7.5 Termination of Obligations. The obligations of the Company pursuant to Section 7.2 hereof shall cease and terminate upon the earlier to occur of (a) such time as all of the Registrable Shares have been resold, (b) such time as all of the Registrable Shares may be resold in a three-month period pursuant to Rule 144(k), or (c) the fifth anniversary of the Second Closing Date or, if the Second Closing does not occur, the First Closing Date.

       7.6 Reporting Requirements.

              (a) With a view to making available the benefits of certain rules and regulations of the SEC that may at any time permit the sale of the Securities to the public without registration or pursuant to a registration statement on Form S-3, the Company agrees to use its best efforts to:

(i) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                      (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

                      (iii) so long as any of the Purchasers own
Registrable Shares, to furnish to such Purchaser upon request (A) a written statement by the Company as to whether it is in compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, or whether it is qualified as a registrant whose securities may be resold pursuant to SEC Form S-3, and (B) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company.

       7.7 Blue Sky. The Company shall obtain and maintain all necessary blue sky law permits and qualifications, or secured exemptions therefrom, required by any state for the offer and sale of Securities.

       7.8 Stockholder Approval. Promptly following the First Closing Date, the Company shall take all action necessary to call a special meeting of its stockholders (the "Special Stockholders Meeting") and seek the approval of the Company's stockholders for, among other matters, the authorization and issuance of the Common Shares and Warrants at the Second Closing and the issuance of the Warrant Shares upon exercise of such Warrants in compliance with Rule 4350(i) of the Marketplace Rules of the NASD (the "Stockholder Approval"), to the extent required by The Nasdaq Stock Market, Inc. In connection therewith, the Company will promptly prepare and file with the SEC proxy materials (including a proxy statement and form of proxy) for use at the Special Stockholders Meeting and, promptly after receiving clearance from the SEC, shall promptly mail such proxy materials to the stockholders of the Company.

       7.9 Publicity. The Company shall, on or before 9:30 a.m. New York City time on the first business day following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby. Except with respect to the press release contemplated by this section, the Company agrees that it will not use in advertising or publicity the names of Fidelity Securities Fund: Fidelity OTC Portfolio ("Fidelity"), any of its partners or employees, any of the funds or accounts managed by it or any of its affiliates, or any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof, in any case without the prior written consent of Fidelity.

       7.10 Limitation of Liability. A copy of the Agreement and Declaration of Trust of Fidelity is on file with the Secretary of State of the Commonwealth of Massachusetts, and notice is hereby given that this Agreement is executed on behalf of the Trustees of Fidelity as Trustees and not individually and that the obligations of this Agreement are not binding upon any of the Trustees, officers or stockholders of Fidelity individually but are binding only upon the assets and property of Fidelity. The Company is expressly put on notice that the rights and obligations of each series of shares of each affiliate of Fidelity under its Declaration of Trust are separate and distinct from those of any and all other entities.

                              Article 8

               RESTRICTIONS ON TRANSFERABILITY OF SECURITIES;
                    COMPLIANCE WITH SECURITIES ACT

       8.1 Restrictions on Transferability. The Securities shall not be transferable in the absence of a registration under the Securities Act or an exemption therefrom. The Company shall be entitled to give stop transfer instructions to its transfer agent with respect to the Securities in order to enforce the foregoing restrictions.

       8.2 Instruction Sheet. Each certificate representing Registrable Shares shall bear the Instruction Sheet attached hereto as Exhibit D (in addition to any legends required under applicable securities laws).

       8.3 Transfer of Securities.

              (a) Each Purchaser hereby covenants with the Company not to make any sale of the Securities except:

                      (i) in accordance with the Registration Statement, in which case such Purchaser shall have delivered a current prospectus in connection with such sale; provided, however, that if Rule 172 is then in effect, such Purchaser shall have confirmed that a current prospectus is deemed to be delivered in connection with such sale; or

(ii) in accordance with Rule 144, in which case
Purchaser covenants to comply with Rule 144; or

                      (iii) (A) If the transferee has agreed in writing to be bound by the terms of this Agreement, (B) such Purchaser shall have notified the Company of the proposed disposition and shall have furnished the Company with a reasonably detailed statement of the circumstances surrounding the proposed disposition and (C) if reasonably requested by the Company, such Purchaser shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Securities Act.

              (b) Notwithstanding the provisions of subsection (a) above, no such restriction shall apply to a transfer by a Purchaser that is (i) a partnership transferring to its partners or former partners in accordance with partnership interests, (ii) a corporation transferring to a wholly-owned subsidiary or a parent corporation that owns all of the capital stock of the Purchaser, (iii) a limited liability company transferring to its members or former members in accordance with their interest in the limited liability company or (iv) an individual transferring to the Purchaser's family member or trust for the benefit of an individual Purchaser; provided that in each case the transferee will agree in writing to be subject to the terms of this Agreement to the same extent as if he were an original Purchaser hereunder.

              (c) Purchaser further acknowledges and agrees that, if a Purchaser is selling the Securities using the prospectus forming a part of the Registration Statement, such Securities are not transferable on the books of the Company unless the certificate evidencing such Securities is submitted to the Company's transfer agent and a separate certificate executed by an officer of, or other person duly authorized by, the Purchaser in the form attached hereto as Exhibit E is submitted to Cooley Godward or the Company's transfer agent.

       8.4 Purchaser Information. Each Purchaser covenants that it will promptly notify the Company of any changes in the information set forth in the Registration Statement regarding such Purchaser or such Purchaser's "Plan of Distribution."

       8.5 Material Non-Public Information. Except with respect to those Purchasers listed on Schedule 5.5 hereof, the Company covenants and agrees that neither it nor any other person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless either prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing representations in effecting transactions in securities of the Company.

                              Article 9

                             MISCELLANEOUS

       9.1 Termination.

              (a) This Agreement may be terminated and the sale and purchase of the Common Shares and the Warrants abandoned at any time prior to the First Closing, by written notice of any individual Purchaser if the First Closing has not occurred within five (5) business days of the date hereof (other than as a result of the failure on the part of the party giving such notice of termination to perform its covenants and obligations under this Agreement in all material respects); provided, however, that the abandonment of the sale and purchase of the Common Shares and the Warrants shall be applicable only to such Purchaser providing such written notice.

              (b) If this Agreement is terminated pursuant to this Section
9.1 all further obligations of the Company to such Purchaser and of such Purchaser to the Company shall terminate and the Company shall notify the Purchasers in writing of such notice and termination; provided, however, that (i) no party shall be relieved of any liability arising from any breach by such party of any provision of this Agreement and (ii) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in this Article 9.

              (c) The sale and purchase of the Common Shares and the Warrants at the Second Closing may be abandoned, and the obligations of any individual Purchaser with respect to the Second Closing may be terminated by written notice of such Purchaser if the Second Closing has not occurred within 120 days of the date of this Agreement (other than as a result of the failure on the part of the party giving such notice to perform its covenants and obligations under this Agreement in all material respects). The Company shall notify the remaining Purchasers in writing of any such notice.

       9.2 Waivers and Amendments. With the exception of Article 7 hereof, the terms of this Agreement may be waived or amended with the written consent of the Company and the holders of a majority in interest of the Shares issued or issuable hereunder. With respect to Article 7 hereof, with the written consent of the Company and the record holders of a majority in interest of the Registrable Shares issued or issuable hereunder, the terms of this Agreement may be waived or amended and any such amendment or waiver shall be binding upon the Company and all holders of Registrable Shares.

       9.3 Broker's Fee. Each Purchaser acknowledges that the Company intends to pay a fee in respect of the sale of the Securities to SG Cowen & Co., LLC as lead agent, to Leerkink, Swann & Company and to the entities listed on Schedule 3.13 of the Disclosure Schedule. Each of the parties to this Agreement represents that, on the basis of any actions and agreements by it, there are no other brokers or finders entitled to compensation in connection with the sale of Securities to the Purchasers.

       9.4 Governing Law. This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of California without any regard to conflicts of laws principles.

       9.5 Survival. The representations, warranties, covenants and agreements made in this Agreement shall survive any investigation made by the Company or the Purchasers and the Closing.

       9.6 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Upon a permitted transfer of a Purchaser's Securities on the books of the Company in accordance with the terms of Sections 8.3(a)(iii) or 8.3(b), the Purchaser may assign this Agreement to the permitted transferee upon prior written notice to the Company. Except as set forth in the previous sentence, no Purchaser shall assign this Agreement without the prior written consent of the Company.

       9.7 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects thereof.

       9.8 Notices, etc. All notices and other communications required or permitted under this Agreement shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the Company or the Purchasers, as the case may be, at their respective addresses set forth on the applicable signature pages hereto, or at such other address as the Company or the Purchasers shall have furnished to the other party in writing. All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (a) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (b) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication was sent, and (c) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail.

       9.9 Severability of this Agreement. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

       9.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

       9.11 Further Assurances. Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

       9.12 Currency. All references to "dollars" or "$" in this Agreement shall be deemed to refer to United States dollars.

       9.13 Waiver of Conflicts. Each party to this Agreement acknowledges that legal counsel for the Company, Cooley Godward, has in the past and may continue in the future to perform legal services for one or more of the Purchasers or their affiliates in matters unrelated to the transactions contemplated by this Agreement, including, but not limited to, the representation of the Purchasers in matters of a similar nature to the transactions contemplated herein. Each party to this Agreement hereby: (a) acknowledges that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledges that with respect to the transactions contemplated herein, Cooley Godward has represented the Company and not any individual Purchaser or any individual stockholder, director or employee of the Company; and (c) gives its informed consent to Cooley Godward's representation of the Company in the transactions contemplated by this Agreement.


       The foregoing agreement is hereby executed as of the date first above written.
                             SOLEXA, INC. , a Delaware corporation

                             By:    /s/ John West
                                -------------------------------
                             Name:	John West
                             Title:	CEO

	IN WITNESS WHEREOF, the undersigned has executed this Purchase Agreement or caused its duly authorized officers to execute this Purchase Agreement as of the date first above written.


IF AN INDIVIDUAL:                         IF A CORPORATION, PARTNERSHIP,
                                          TRUST, ESTATE OR OTHER ENTITY:

-----------------------                  ValueAct Capital Master Fund, L.P.
(Signature)                               ------------------------------
                                          Print name of entity
-----------------------
(Printed Name)                            By:  /s/ G. Mason Morfit
                                          -------------------------------
                                          Name:  G. Mason Morfit
                                          Title: Member of General
                                                 Partner, VA Partners, LLC

                               British Virgin Islands
                               --------------------------------------------
                               Print jurisdiction of organization of entity


Address:                               Address:

                                       435 Pacific Avenue, 4th Floor
-------------------------              ----------------------------
                                       San Francisco, CA  94133
-------------------------              ----------------------------



Aggregate dollar amount of Common Shares and Warrants committed to be purchased pursuant to the terms of the Agreement:


                                            Common Shares   Warrant Shares
First Closing Purchase Price $0                   0                0
Second Closing Purchase Price $1,500,005      230,770           80,770